CAS MEDICAL SYSTEMS, INC.

44 East Industrial Road

Branford, CT 06405

203-488-6056 (Phone)

November 22, 2016

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	CAS MEDICAL SYSTEMS, INC. (the "Company") Registration Statement on Form S-3 (File No. 333-214614)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, the Company hereby requests that such Registration Statement be declared effective at 10:00 a.m. Eastern time on Tuesday, November 29, 2016, or as soon thereafter as practicable. This hereby confirms that the Company and the signatories to the Registration Statement are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering contemplated by the Registration Statement.

Very truly yours,

CAS MEDICAL SYSTEMS, INC.

By:	/s/ Jeffery A. Baird
Name: Jeffery A. Baird
Title: Chief Financial Officer

cc (via email): Timothy Buchmiller (SEC)